Osage Exploration and Development, Inc.

August 24, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance

Re:	Osage Exploration and Development, Inc.
Registration Statement on Form 10-SB
Filed July 6, 2007
File No. 0-52718

Form 10-QSB for the quarter ended June 30, 2007
Filed July 30, 2007
File No. 0-52718

Dear Ms. Levy:

Enclosed please find our response to the above filings to your comments dated August 16, 2007. Please also note that we are enclosing a marked version of the amendment that was filed today for ease of read. All page references are marked as numbers in parentheses after the response and correspond to the page numbers on the marked-version.

1.	We have enclosed the marked document to reflect the changes in the document and made the corresponding changes where applicable throughout the document.
2.	Duly noted.
3.	We have updated the disclosure and included the interim financial statements for the quarter and six months ended June 30, 2007.
4.	We have updated our disclosure relating to our agreement with Gold for the Rosablanca concession in Colombia.
5.	We have removed the term “proven” from the filing.
6.	We have amended the filing to include the following exhibits:
a.	Contract for the purchase of the Hansford Property (Exhibit 10.8)
b.	Carried Interest Agreement for the Rosablanca property in Colombia (Exhibit 10.6)
c.	All contracts described in the certain relationships and related transactions section (Exhibits 10.8, 10.9, 10.10, 10.11, 10.11.1 and 10.13)
d.	Stock subscription notes receivable (Exhibits 10.11 and 10.11.1)
e.	List of subsidiaries (Exhibit 21.1)
f.	Oil & Gas mining lease with the Osage Reservation (Exhibit 10.12)
g.	Lease agreement (Exhibit 10.13)
7.
We have amended the filing to more accurately reflect the fact that Kachina was a non-reporting company trading on the pink sheets. Kachina filed an Information and Disclosure Statement to fulfill the disclosure requirements of Rule 15c2-11(a). (1, F-6)

8.	We have specified the date was July 2, 2007 (1)
9.	We have added additional disclosure about the Hansford agreement. (1,4)
10.	We have further discussed the type of interest that we have and enclosed Exhibit 10.12 - oil and gas minim lease with the Osage Nation. (1,3)
11.	We have identified Osage Energy Company, LLC as our only subsidiary. (1, Exhibit 21.1)
12.	We have clarified the statements regarding our customer and distribution agreements (2).
13.	We have described our competitive position (2).
14.	We have deleted the names of the oil field service companies previously mentioned (2).
15.	We have clarified the statement to indicate that we utilize consultants and independent contractors to perform these services (3).

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222

Osage Exploration and Development, Inc.

16.	We have specified the costs of compliance with environmental laws as required by Item 101(b) (11) of Regulation S-B (3).
17.	We have revised the address for the SEC (4)
18.	We have eliminated the language regarding forward-looking statements (5).
19.	We have expanded our discussion on our financial condition and results of operations and prospects for the future (4, 5).
20.	We have updated the disclosure on the February 2007 convertible debenture (6).
21.	We have expanded on the limitation of potential contamination liabilities (9).
22.	We have revised our discussions for the results of operations (9-12).
23.	Updated the information on both ownership the tables to reflect the July 31, 2007 share count of 33,357,775. (18,19)
24.	Based on current shares outstanding, the table was updated and this trust now holds less than 5% - it holds 4.50%. Therefore, it has been deleted from the table. (18)
25.	We have clarified all of the positions held by Mr. Bradford in this section and throughout the document (18, 19).
26.
We have revised the disclosure regarding Mr. Bradford’s employment with Catalyst Consulting Partners and Decision Capital Management. We have disclosed the month he started Catalyst and that he still works for both Catalyst and Decision, yet spends approximately 85% of his time on Osage. (19, 20).

27.
We have revised the disclosure for Mr. Franklin’s biography. We have excluded Franking Energy as it represents a company controlled by Mr. Franklin which holds his various oil interests. We have also clarified his involvement in the company as a geologist (20)

28.	We have revised Mr. Furman’s biography to provide a description of the most recent five years and identified by name each of his employers (20)
29.	We have amended the disclosure regarding executive compensation in accordance with Items 402, 404 and 407 of Regulation S-B (21).
30.	We have clarified the disclosure about Mr. Franklin and Mr. Furman (21).
31.	We have added additional disclosure to both Mr. Franklin and Mr. Furman indicating that we believe the terms are equivalent to those we would have received from an unaffiliated party (21).
32.	We have added disclosure to describe the change of control and the terms of the note (21).
33.	We have updated the reference to our new stock symbol as well as updated the market price of our stock to August 23, 2007 (23).
34.	We have disclosed the price or imputed price per share for each of the equity transactions described per share for each transaction (26, 27).
35.	We have added a description of the July 2007 sale of convertible debentures (27)
36.	We have clarified the disclosure regarding the nature of the investors (27).
37.
We treated the 18,835,000 shares purchased on December 28, 2006 as all being outstanding at December 31, 2006. Please see attached exhibit for EPS calculation per SFAS 128. Due to the fact that i) previous capital raises were fairly small, (ii) the extreme illiquidity of the stock (iii) the lack of any registration rights and (iv) the large amount of shares issued in this transaction, the shares were purchased for $0.025per share through an arms-length negotiations with management and do not represent share based payments as described in Staff Accounting Bulletin Topic 4:D..

38.	Please see attached exhibits showing the calculation of EPS for the years ended December 31, 2005 as well as the 3 and 6 months ended June 30, 2007 and June 30, 2006.
39.	We have revised the formation disclosure for consistency (F-6).

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222

Osage Exploration and Development, Inc.

40.	We have revised the footnote disclosure to include the fact that this treatment had no impact on our financial statements as there was no impairment as of 12/31/2006 and 6/30/2007 (F-9).
41.	We have revised the document to more accurately describe the accounting method used - successful efforts method (13,14,F-9).
42.	We have revised our policy description for impairment of long-lived assets by the adoption of SFAS 144 (F-10).
43.	We have revised the footnote to disclose our policy for valuing shares issued for services or property is based on market value of the stock issued on the date of issuance (F-11).
44.	We revised our footnote to indicate that we account for stock-based compensation using SFAS 123(R) (F-11)
45.	We have updated Footnote 9, Other Equity Transactions, to include the interim period ended June 30, 2007 (F-17, F-18).
46.	We have revised the filing to disclose that the shares issued in all non-cash transactions were valued using the market value (F-17).
47.
We have updated the disclosure pursuant for SFAS 67, paragraph 2 for related parties as well as identified the amount due from related parties and the stock that was purchased by non officers and directors of the company (F-17).

48.
The issuance of stock for the note receivable to a group of outside investors to effectuate the change of control, rather than a payment for services, does not lead to compensation expense under SFAS123R. The payment obligations of the borrowers are secured by a pledge of the shares. Of the 18,835,000 shares issued in the transaction, 12,405,000 were issued to non officers and directors of the company whose sole involvement with the company is as investors. In addition, there isn’t a requisite service period, explicit or implicit, for any of the purchasers of the shares. The shares are held by the Company and the only condition that is put on the investors to receive the shares is through the repayment of the note.

49.	We have added disclosure for unit production costs per SEC Industry Guide 2, paragraph 3A(ii) (15,16).
50.	We have removed the inconsistent statement regarding (15).
51.	We have amended the document to reflect revisions of previous estimates pursuant to FAS 69, paragraph 11 (F-22, F-23).
52.	We have amended the filing to disclose proved developed reverses per FAS 69, paragraph 10 (F-23).
53.	We have amended the filing to disclose capitalized costs and costs incurred per FAS 69, paragraphs 18 and 21 (F-24)
54.	We have expanded the disclosure to comply with Rule 4-10(a) (2) (3) (4) or Regulation S-X (F-22).
55.
As we anticipate our development costs to be immaterial for the Osage property, we have included the development and production costs as one line item. The engineering report net operating expenses of $38,700 per year, consists primarily of the weekly fees paid to our independent pumper. Towards the end of 2006, we increased the weekly rates paid to our pumper from $500 to $600. The difference between the $38,700 estimate and the actual amounts in 2005 and 2006 relate primarily to repairs and maintenance that were performed on the property and the wells as well as electricity cost at the wells. In addition, the implied estimated operating cost per the engineering report is approximately $5.03/BOE, but that is based on a production level that has been higher than our actual production rates.

56.
a.
Please see attached Reserves and Appraisal Report effective 10/1/2005 for narratives, maps and volumetric pressures for each of the five PBP entities. Please also see the attached response to our determination that the Skinner behind pipe zone has not been perforated and our determination of the $5,000 recompletion cost.

b.	Please see attached data attributable to the water flood.
c.	We have revised the document to reflect the net proved reserves of 157k barrels of oil and 197 million cubic feet of gas appearing on the engineering report (F-22, F-23)
d.	We have corrected the table to show the correct total production costs and corrected the other errors on that table.

Regards,

_______________________
Kim Bradford
President and CEO

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222

Osage Exploration and Development, Inc.

August 24, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance

Re:	Osage Exploration and Development, Inc.
Registration Statement on Form 10-SB
Filed July 6, 2007
File No. 0-52718

Form 10-QSB for the quarter ended June 30, 2007
Filed July 30, 2007
File No. 0-52718

Dear Ms. Levy:

In connection with the response to your comments dated August 16, 2007, the Company is acknowledging the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

______________________________
Kim Bradford
President and Chief Executive Officer

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222